# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fifth Era Acquisition Corp I, CIK 0002025401
CUSIP: G3415K127
Title of class of securities: Class A ordinary share, par value $0.0001 per share
Address of issuer's principal executive offices: PO Box 1093 Boundary Hall,, Cricket Square,, Grand Cayman, Cayman Islands (E9), KY1-1102
Date of event which requires filing of this statement: 02/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001346554

## Reporting persons
- Tenor Capital Management Company, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (7.3% of the class)
  Comment: Please see note in Item 4(a).
- Tenor Opportunity Master Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (7.3% of the class)
  Comment: Please see note in Item 4(a).
- Robin Shah: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (7.3% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Fifth Era Acquisition Corp I
Address of issuer's principal executive offices: PO Box 1093 Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands

## Item 2. Person Filing
Name of person filing:
Tenor Capital Management Company, L.P.

Tenor Opportunity Master Fund, Ltd.

Robin Shah
Address of principal business office or, if none, residence:
Tenor Capital Management Company, L.P.

Tenor Opportunity Master Fund, Ltd.

Robin Shah

810 Seventh Avenue, Suite 1905, New York, NY 10019
Citizenship:
Tenor Capital Management Company, L.P. - Delaware, USA

Tenor Opportunity Master Fund, Ltd. - Cayman Islands

Robin Shah - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tenor Capital Management Company, L.P. - 7.3%

Tenor Opportunity Master Fund, Ltd. - 7.3%

Robin Shah - 7.3%

The Class A Ordinary Shares (the "Shares") reported herein are held in the form of units (the "Units"), each Unit consists of one Class A ordinary share of the Issuer and one right to receive one-tenth of a Class A ordinary share, as described in more detail in the Issuer's Prospectus filed with the SEC on February 28, 2025. The Units are held by Tenor Opportunity Master Fund, Ltd. (the "Master Fund"). Tenor Capital Management Company, L.P. ("Tenor Capital") serves as the investment manager to the Master Fund. Robin Shah serves as the managing member of Tenor Management GP, LLC, the general partner of Tenor Capital.

By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares reported herein in the form of Units owned directly by the Master Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares in the form of Units reported herein except to the extent of the Reporting Person's pecuniary interest therein.

The percentages herein are calculated based upon a statement in the Issuer's Prospectus, filed on February 28, 2025 indicating that there are 20,600,000 Units issued and outstanding.
Percent of class:
Tenor Capital Management Company, L.P. - 7.3%

Tenor Opportunity Master Fund, Ltd. - 7.3%

Robin Shah - 7.3%
Sole power to vote or to direct the vote:
Tenor Capital Management Company, L.P. - 0

Tenor Opportunity Master Fund, Ltd. - 0

Robin Shah - 0
Shared power to vote or to direct the vote:
Tenor Capital Management Company, L.P. - 1,500,000.00

Tenor Opportunity Master Fund, Ltd. - 1,500,000.00

Robin Shah - 1,500,000.00
Sole power to dispose or to direct the disposition:
Tenor Capital Management Company, L.P. - 0

Tenor Opportunity Master Fund, Ltd. - 0

Robin Shah - 0
Shared power to dispose or to direct the disposition:
Tenor Capital Management Company, L.P. - 1,500,000.00

Tenor Opportunity Master Fund, Ltd. - 1,500,000.00

Robin Shah - 1,500,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tenor Capital Management Company, L.P.: /s/ Robin Shah, Robin Shah, Managing Member of its general partner, Tenor Management GP, LLC (03/07/2025)
- Tenor Opportunity Master Fund, Ltd.: /s/ Robin Shah, Robin Shah, Authorized Signatory (03/07/2025)
- Robin Shah: /s/ Robin Shah, Robin Shah (03/07/2025)